

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**Via fax (650) 427-1050**

September 15, 2010

Paul Maritz
President and Chief Executive Officer
VMWARE, Inc.
3401 Hillview Avenue
Palo Alto, CA  94304

   **Re: VMWARE, Inc.**
     **Form 10-K for the Fiscal Year Ended December 31, 2009**
     **Filed March 1, 2010**
     **File No. 001-33622**

Dear Mr. Maritz:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

         Sincerely,


         Kathleen Collins
         Accounting Branch Chief